Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the use in the Prospectus constituting a part of this Amendment No. 1 to the Registration Statement on Form S-4 of our report dated March 6, 2026, which contains an explanatory paragraph about the Company’s ability to continue as a going concern, relating to the financial statements of Hennessy Capital Investment Corp. VII as of December 31, 2025 and 2024, for the year ended December 31, 2025 and for the period from September 27, 2024 (inception) through December 31, 2024, which is contained in that Prospectus. We also consent to the reference to our firm under the caption “Experts” in the Prospectus.

/s/ WithumSmith+Brown, PC

New York, New York

April 3, 2026